March 1, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549

Re:

Ace Securities Corp.

Registration Statement on Form S-3

Filed March 1, 2007

File No. 333-131866

Dear Examiner:

On April 18, 2006, our client, Ace Securities Corp. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) our Registration Statement on Form S-3/A, including representative forms of prospectus supplements for use in offering a series of asset-backed certificates (the “Prospectus Supplements”), and base prospectuses (the “Base Prospectuses,” and together with Prospectus Supplements, the “Documents”).   On April 19, 2006, we received confirmation from the SEC that the registration had gone effective.

The Company is now submitting a new Registration Statement on Form S-3, including representative forms of the Documents.  The purpose of this filing is solely to register additional securities.  Therefore, other than to update the dates on the covers of the Documents, the Documents have not changed from the April 18, 2006 filing.  If you would like to see blacklines of the current Documents marked against the Documents submitted on April 18, 2006, please let me know and I will send you PDFs via a correspondence.

Should you have any further questions or comments please contact Hays Ellisen at 917-777-4322 or myself at 917-777-4499.

Sincerely,

/s/ Keith Krasney

Keith Krasney